Liberty Vision, Inc.

 2530 Meridian Parkway, Unit 200

 Durham, NC 27713

U.S. Securities & Exchange Commission                                                December 15, 2011

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn:       Mr. Matthew Crispino, Staff Attorney

Re:        Liberty Vision, Inc.

              Registration Statement on Form S-1

              File No. 333-173456

Dear Sirs:

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, such that it be deemed effective on December 20, 2011, at 2:00 pm (Eastern time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.         should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.         we may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Oleg Gabidulin

Oleg Gabidulin

Liberty Vision, Inc., CEO